SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

                  Report of Foreign Private Issuer Pursuant to
                Rule 13a-16 or 15d-16 of the Securities Exchange
                                   Act of 1934

                          For the month of August 2004

                         (Commission File No. 001-14495)

                    TELE NORDESTE CELULAR PARTICIPACOES S.A.
             (Exact name of registrant as specified in its charter)

                     Tele Nordeste Cellular Holding Company
                  (Translation of registrant's name in English)

                   Av. Ayrton Senna da Silva, 1633 - 2nd Floor
                       54410-240 Jaboatao dos Guararapes
                                   Pernambuco
                          Federative Republic of Brazil
                    (Address of Principal Executive Offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         (Check One) Form 20-F  X Form 40-F
                                               ---          ---

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))


                              (Check One) Yes     No  X
                                              ---    ---

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

                              (Check One) Yes     No  X
                                              ---    ---

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                              (Check One) Yes     No  X
                                              ---    ---

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

                                      Filer: Tele Celular Sul Participacoes S.A.
                                      Proposed merger with Tele Nordeste
                                      Celular Participacoes S.A.
                                      Registration No. 333-116330




In connection with this proposed transaction, Tele Celular Participacoes S.A.
(TSU) has filed relevant materials with the SEC, including TSU's registration statement containing a preliminary prospectus, which was filed on June 9, 2004. The definitive prospectus will be sent to holders of Tele Nordeste Celular Participacoes S.A.'s (TND) preferred shares and ADRs when it becomes available. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY PROSPECTUS ON FILE WITH THE SEC, THE DEFINITIVE PROSPECTUS WHEN IT BECOMES AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED BY TSU OR TND, BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the preliminary prospectus and the definitive prospectus (when it becomes available) and other documents filed by TSU and TND with the SEC for free at the SEC's web site at www.sec.gov. The preliminary prospectus and the definitive prospectus (when it becomes available), and the other documents filed by TSU, may also be obtained free from TND by calling +55 81 3302-2594.

                                 MATERIAL FACT


                    TELE NORDESTE CELULAR PARTICIPACOES S.A.
 Publicly-held Company - CNPJ/MF no. 02.558.156/0001-18 - NIRE no. 2630001109-3


                             TIM PARTICIPACOES S.A.
           (New corporate name of TELE CELULAR SUL PARTICIPACOES S.A.) Publicly-held Company - CNPJ/MF no. 02.558.115/0001-21 - NIRE no. 4130001760-3



TELE NORDESTE CELULAR PARTICIPACOES S.A. ("TND") and TIM PARTICIPACOES S.A. (new corporate name of Tele Celular Sul Participacoes S.A., the "Surviving Entity"), based on Section 4 of art. 157 of Law Nr. 6.404/76, and on the CVM Instruction Nr. 358/02, as amended by CVM Instruction Nr. 369/02, inform to their shareholders, to the market and to other interested parties, the following Material Fact:

As decided by the shareholders of TND and of the Surviving Entity in their respective Extraordinary Shareholders' Meetings held on August 19, 2004 and August 30, 2004: (i) it was approved the merger of TND by the Surviving Entity in accordance with the Agreement of Merger, executed by and between the parties hereto on July 19, 2004, and (ii) it was approved the change of the corporate name of the Surviving Entity, which shall be named TIM PARTICIPACOES S.A., as provided for in the current Article 1st of its By-laws.

The merger of TND by the Surviving Entity was announced to the market through Material Fact announcements published on June 1st, 2004 and July 20, 2004, which describe the main terms and conditions of the approved transaction.



              Jaboatao dos Guararapes and Curitiba, August 30, 2004




                              Walmir Urbano Kesseli
                           Investor Relations Director
                    TELE NORDESTE CELULAR PARTICIPACOES S.A.



                            Paulo Roberto Cruz Cozza
                           Investor Relations Director
                             TIM PARTICIPACOES S.A.

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             TELE NORDESTE CELULAR PARTICIPACOES S.A.


Date: August 31, 2004

                                   By:  /s/ WALMIR URBANO KESSELI
                                        ----------------------------------------
                                   Name:   Walmir Urbano Kesseli
                                   Title:  Chief Financial Officer